SECURITIE 15045113 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonepine Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 East Bayshore Road, Suite 200
(No. and Street)

Palo Alto (City) California (State) 94303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Reilly, Managing Partner 650-866-5051
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - *if individual, state last, first, middle name*)

60 South Market Street, Suite 800 (Address) San Jose, (City) California (State) 95113 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/4/15

OATH OR AFFIRMATION

I, **James Reilly**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Stonepine Advisors, LLC**, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James F. Reilly
Signature

Managing Partner
Title

Nenita M. Bell
Notary Public

NENITA M. BELL
Commission # 1993589
Notary Public - California
San Francisco County
My Comm. Expires Oct 10, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

STONEPINE ADVISORS, LLC
(SEC ID. NO. 8-68618)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL REPORT

December 31, 2014

PUBLIC DOCUMENT

* * * * *

STONEPINE ADVISORS

This report is filed pursuant to Rule 17a-5(e)(3) as a Public Document.

STONEPINE ADVISORS, LLC

CONTENTS

BPM
BURR PILGER MAYER

60 South Market Street, Suite 800, San Jose, CA 95113
Phone 408.961.6300 Fax 408.961.6324 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Stonepine Advisors, LLC

We have audited the accompanying statement of financial condition of Stonepine Advisors, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Stonepine Advisors, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer

San Jose, California
February 27, 2015

STONEPINE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	45,633
Account receivable		15,000
Due from related party		1,710
Prepaid expenses and other assets		7,510
Total assets	$	69,853

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	20,391
Total liabilities		20,391
Member's equity		49,462
Total liabilities and member's equity	$	69,853

The accompanying notes are an integral
part of this financial statement.

1. Ownership Structure

Stonepine Advisors, LLC (the "Company") is a registered securities broker-dealer that is incorporated in the state of California as a California limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides services as a strategic and financial advisor to small and mid-sized technology companies. Such services include both buy and sell side merger and acquisition advice and fairness opinions, financial structure advice, valuation services and capital raising services on an agency basis, in either the public or private market. The Company is headquartered in Palo Alto, California.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2014.

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to the allowance for doubtful accounts. The Company has determined that no allowance for doubtful accounts is necessary as of December 31, 2014.

Continued

2. Summary of Significant Accounting Policies, continued

Financial Instruments and Fair Value

The carrying amounts of the Company's financial instruments, including cash, accounts receivable, and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

Income Taxes

A limited liability company is not a taxpaying entity for federal income tax purposes. The Company does not provide for federal taxes since all income and losses flow through to the member for inclusion in the member's tax return.

The Company follows the accounting interpretation issued by the Financial Accounting Standards Board on uncertainties in income taxes. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company did not recognize any uncertain tax positions as of December 31, 2014.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

As of December 31, 2014, the Company was subject to U.S. federal income tax examinations for the tax years ended December 31, 2012 to 2014. The Company is also subject to state of California examinations for tax returns filed for the years ended December 31, 2009 through 2014.

3. Commitments and Contingencies

The Company leases its office under a month-to-month operating lease agreement. There is no future commitment on minimum lease payments under the operating lease.

In addition, the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management that the resolution of any such current matters will not have a material effect upon the Company's financial position.

4. Related Party Transactions

The Company has advanced its sole managing member $1,710 at December 31, 2014. The balance is due on demand and not-interest bearing.

Continued

5. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the SEC and administered by FINRA, which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2014, the Company's net capital was $25,242, its ratio of aggregate indebtedness to net capital was 0.81 to 1, and its net capital was $20,242 in excess of the required minimum net capital.

The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

6. Concentration of Credit Risk

Cash is maintained with high quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company extends credit to its customers, located primarily in California, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

7. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through February 27, 2015, the date which this financial statement was available to be issued. Nothing has occurred outside the normal course of business operations that requires disclosure or recognition as of December 31, 2014.

SUPPLEMENTAL REPORT

BPM
BURR PILGER MAYER

60 South Market Street, Suite 800, San Jose, CA 95113
Phone 408.961.6300 **Fax** 408.961.6324 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Stonepine Advisors, LLC

We have reviewed management's statements, included in the accompanying Management's Assertion on Exemption SEC Rule 15c3-3(k), in which (1) Stonepine Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that Stonepine Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burr Pilger Mayer

San Jose, California
February 27, 2015

STONEPINE ADVISORS

Management's Assertion on Exemption SEC Rule 15c3-3(k)

February 27, 2015

Stonepine Advisors, LLC
2225 East Bayshore Road, Suite 200
Palo Alto, CA 94303

To Burr Pilger Mayer, Inc.:

Stonepine Advisors, LLC (the "Company") is exempt from the requirements of SEC Rule 15c3-3(k) under the provisions of paragraph (2)(i) thereunder. The Company has met the requirements of the provisions of paragraph (2)(i), without exception, since it commenced operations, including during the entirety of the fiscal year ended December 31, 2014.

Sincerely,

James Reilly, Managing Partner

2225 East Bayshore Road, Suite 200
Palo Alto, CA 94303
www.stonepineadvisors.com
650-866-5371 - Direct
650-866-5051 - Main